SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDEN ENERGY CORP.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

26830A108

(CUSIP Number)

March 17, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

CUSIP No. 26830A108	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB SPECIAL SITUATIONS LP
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 3,600,000* *RAB Special Situations LP owns 1,800,000 shares of common stock of the issuer and warrants exercisable to acquire an additional 1,800,000 shares of common stock.
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 3,600,000* *RAB Special Situations LP owns 1,800,000 shares of common stock of the issuer and warrants exercisable to acquire an additional 1,800,000 shares of common stock.
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,600,000*
*RAB Special Situations LP owns 1,800,000 shares of common stock of the issuer and warrants exercisable to acquire an additional 1,800,000 shares of common stock.

10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
**Approximately 11.7433%, as of the date of filing this statement. The percentages used herein are calculated based on 28,855,869 common shares issued and outstanding as disclosed in an Officer's Certificate dated March 17, 2005, plus 1,800,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act. The warrants are not exercisable if, as a result of an exercise, the holder would then become a "ten percent beneficial owner" of the issuer's common stock, as defined in Rule 16a-2 under the Securities Exchange Act of 1934.

12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 26830A108	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Eden Energy Corp.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
1925 - 200 Burrard Street, Vancouver, British Columbia V6C 3L6 Canada
Item 2 (a)	Name of Person Filing:
RAB Special Situations LP
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations LP c/o RAB Capital No. 1 Adam Street London W2CN 6LE United Kingdom
Item 2 (c)	Citizenship:
Delaware Limited Partnership
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
26830A108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
(a)	Amount beneficially owned:
3,600,000* *RAB Special Situations LP owns 1,800,000 shares of common stock of the issuer and warrants exercisable to acquire an additional 1,800,000 shares of common stock.
(b)	Percent of Class:
**Approximately 11.7433%, as of the date of filing this statement. The percentages used herein are calculated based on 28,855,869 common shares issued and outstanding as disclosed in an Officer's Certificate dated March 17, 2005, plus 1,800,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act. The warrants are not exercisable if, as a result of an exercise, the holder would then become a "ten percent beneficial owner" of the issuer's common stock, as defined in Rule 16a-2 under the Securities Exchange Act of 1934.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item (a) above
(ii)	Shared power to vote or direct the vote: 0

CUSIP No. 26830A108	13G	Page 4 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of: See item (a) above.
(iv)	Sole power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certification.
Not applicable

CUSIP No. 26830A108	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

24 March 2005 (Date) /s/ Ronan Daly (Signature) RAB Special Situations LP by Ronan Daly Director of the General Partner (Name/Title)